U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM 12b-25
                           Notification of Late Filing


                         Commission File Number 0-12817


                             PERFECTDATA CORPORATION
             (Exact name of Registrant as specified in its charter)

         California                         95-3087593
-----------------------------------   ---------------------------
 (State or Other Jurisdiction of         (IRS Employer
  Incorporation or Organization)          Identification No.)


110 West Easy Street, Simi Valley, CA                93065
-----------------------------------------         ------------
(Address of principal executive offices)           (Zip Code)


               Registrant's telephone number including area code:
             ------------------------------------------------------
                                 (805) 581-4000


(Check one)

|_| Form 10-K or Form 10-KSB |_| Form 20-F |_| Form 11-K
|X| Form 10-Q or Form 10-QSB

         For period ended:  December 31, 2001

         |_| Transition Report on Form 10-K or Form 10-KSB

         |_| Transition Report on Form 20-F

         |_| Transition Report on Form 11-K

         |_| Transition Report on Form 10-Q [or Form 10-QSB]

         |_| Transition Report on Form N-SAR

         For the transition period ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Part I - Registrant Information

         Full name of registrant: PerfectData Corporation
                                  ----------------------------------------------

         Address of principal executive office (Street and Number)
         City, State and Zip Code:  110 West Easy Street, Simi Valley, CA 93065
                                    --------------------------------------------


Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         |_| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         |X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         The Company is currently in the midst of critical negotiations on the status of its previously reported proposed acquisition of Graphco Technologies, Inc. Management believes that the added days in filing this Report will enable the Company to reflect more properly the current status of negotiations in the MD&A section of the Form 10-QSB. The Company's Form 10-QSB will be filed not later than February 19, 2002.


Part IV - Other Information

 1. Name and telephone number of person to contact in regard to this notification.

        Irene J. Marino              805          581-4000, extension 215
        ---------------         -------------     -----------------------
            (Name)               (Area Code)      (Telephone Number)

 2. Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   |X| Yes |_| No

 3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                   |_| Yes |X| No


                             PerfectData Corporation
            -------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

 has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 15, 2002                    By:  /s/ Irene J. Marino
                                            Irene J. Marino
                                            Chief Financial Officer